

Public

16014175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

*

SEC FILE NUMBER
8- 46669

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 01/01/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Capital Brokerage, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 Peachtree St, Suite 2200
(No. and Street)

Atlanta (City) GA (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Parr 404 230 8475
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AGH
(Name – *if individual, state last, first, middle name*)

3500 Piedmont Rd Suite 500 (Address) Atlanta (City) GA (State) 30305 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 07 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Parr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Capital Brokerage, Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Title

Notary Public



TERESA MARTIN
NOTARY
EXPIRES
GEORGIA
March 28, 2018
PUBLIC
FORSYTH COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

Exhibit A

ASSETS

Current assets:		
Cash and cash equivalents	$	374,405
Commissions receivable		150,676
Prepaid expenses		10,362
Total current assets		535,443
Fixed assets:		
Furniture and equipment		10,610
Less: accumulated depreciation		8,827
Net fixed assets		1,783
Other assets:		
Deposits with clearing organization		25,000
Security deposit		1,500
Total other assets		26,500
Total assets	$	563,726

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:		
Accrued compensation	$	42,500
Accounts payable and accrued expenses		17,657
Total current liabilities		60,157
Shareholders' equity (EXHIBIT C)		
Common stock, $0 par value, authorized 1,000 shares:		
200 shares issued and outstanding		-
Additional paid-in capital		66,350
Retained earnings		437,219
Total shareholders' equity		503,569
Total liabilities and shareholders' equity	$	563,726

The accompanying notes are an integral part of these financial statements.